UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(Amendment No. _)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

SUNDAY Communications Limited

(Name of Subject Company)

Not Applicable

(Translation of Subject Company’s Name into English (if applicable))

Cayman Islands

(Jurisdiction of Subject Company’s Incorporation or Organization)

PCCW Limited PCCW Mobile Holding No. 2 Limited

(Name of Person(s) Furnishing Form)

Ordinary Shares

(Title of Class of Subject Securities)

867270209

(CUSIP Number of Class of Securities (if applicable))

Raymond Mak, Company Secretary,
13th Floor, Warwick House,
TaiKoo Place, 979 King’s Road,
Quarry Bay, Hong Kong (852) 2113 8102

(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Not applicable

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item (1). Home Jurisdiction Documents

(a) See Exhibits I.(1)(a)-1, I.(1)(a)-2 and I.(1)(a)-3.

(b) Not applicable.

Item (2). Informational Legends

Not applicable.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) See Exhibit II.(1)

(2) Not applicable.

(3) Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

(1) Written irrevocable consent and power of attorney on Form F-X of PCCW Limited dated June 15, 2005 and filed with the Commission on June 15, 2005. Written irrevocable consent and power of attorney on Form F-X of PCCW Mobile Holding No. 2 Limited dated June 24, 2005 and filed with the Commission on June 24, 2005.

(2) Not applicable.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 23, 2005

PCCW LIMITED

/S/ ALEXANDER ANTHONY ARENA

(Signature)

Alexander Anthony Arena
Group Chief Financial Officer

(Name and Title)

PCCW MOBILE HOLDING NO. 2 LIMITED

/S/ LIM BENG JIN

(Signature)

Lim Beng Jin
Director

(Name and Title)

EXHIBIT INDEX

Exhibits	Description

I.(1)(a)-1	Scheme Document for Proposed Privatisation of SUNDAY Communications Limited by PCCW Mobile Holding No. 2 Limited by way of a Scheme of Arrangement (under Section 86 of the Companies Law of the Cayman Islands) at the price of HK$0.65 per Scheme share.

I.(1)(a)-2	Forms of Proxy for use at the Court Meeting and the extraordinary general meeting to be held on December 15, 2005.

I.(1)(a)-3	Voting Card for ADR holders.

II.(1)	Joint Announcement issued by PCCW Limited, PCCW Mobile Holding No. 2 Limited and SUNDAY Communications Limited, dated November 21, 2005 and published on November 22, 2005.